Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Announces the Change of Its Independent Registered
Public Accounting Firm
     HUIZHOU, Guangdong, China, Jan. 19 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Telephone, Inc. (“the Company” or “XING”) (Nasdaq: XING) today announced that on January 8, 2009, it was notified that effective December 8, 2008, the personnel of Grobstein Horwath & Company LLP (“GHC”) had joined with Crowe Horwath LLP (“Crowe”), resulting in the resignation of GHC as the independent registered public accounting firm for the Company. Crowe was appointed by the Company as its new independent registered public accounting firm. The decision to engage Crowe was approved by the board of directors on January 16, 2009.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set- top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. All information provided in this press release is as of January 19, 2009, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rick@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.